Mail Stop 0407

      							April 13, 2005

Via U.S. Mail and Fax (1-702-804-8250)
Mr. Randy L. Taylor
Vice President-Finance
Citadel Broadcasting Corporation
7201 West Lake Mead Blvd.
Las Vegas, Nevada  89128

	RE:	Citadel Broadcasting Corporation
      Form 10-K for the fiscal year ended December 31, 2004
		Filed March 14, 2005
		File No. 1-31740

Dear Mr. Taylor:

      We have reviewed the above referenced filings and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K for the fiscal year ended December 31, 2004


Item 2. Properties and Facilities, page 24

1. Tell us how you evaluated the guidance in SFAS 143 in determining whether you have a legal retirement obligation associated with the operation of your tangible long-lived assets. We note that you have transmitter and antenna sites on leased land. Do any of these lease agreements include obligations at the end of the lease term to restore facilities or remove equipment? Also describe other arrangements or situations you considered in evaluating SFAS 143.

Managements Discussion and Analysis

Results of Operations, page 31

2. We note your disclosure regarding revenue and expense increases/decreases for the years ended December 31, 2004 compared to year ended December 31, 2003 and December 31, 2003 compared to year
ended December 31, 2002.   This discussion does not provide a
reader
with substance in understanding your business and its material trends and uncertainties. Specifically your discussion should consider including the following:
* A tabular presentation of relevant financial or other information, which would include line items and percentage changes as well as other information determined by a company to be useful, followed by a narrative discussion and analysis of known changes, events, trends, uncertainties and other matters.
* Identify and address key variables and other qualitative and quantitative factors which are peculiar to and necessary for an understanding and evaluation of your company.
* Discuss and analyze material trends, demands, commitments, events, and uncertainties and whether these trends and uncertainties will have, or are reasonably likely to have a material impact on your liquidity, capital resources or results of operations in the future.

For additional guidance, please refer the Commission`s
Interpretive
Release on Management`s Discussion and Analysis of Financial
Condition and Results of Operation which is located on our website at: http://www.sec.gov/rules/interp/33-8350.htm.

Critical Accounting Policies

3. We note that your disclosure did not address the quantitative value of your assumptions and their sensitivity to change. Since critical accounting estimates and assumptions are based on matters that are highly uncertain, you should analyze their specific sensitivity to change, based on other outcomes that are reasonably
likely to occur and would have a material effect.   Revise your
disclosures to provide quantitative as well as qualitative disclosure when quantitative information is reasonably available and will provide material information for investors.

For additional guidance, refer to Item 303 of Regulation S-K as well as Part Five of the Commission`s Interpretive Release on
Management`s
Discussion and Analysis of Financial Condition and Results of
Operation which is located on our website at:
http://www.sec.gov/rules/interp/33-8350.htm.

		Impairment of Intangible Assets, page 37

4. We note that in years subsequent to appraisals, you evaluate each market to determine if any significant changes have occurred in the market that would adversely impact the value of the FCC licenses, and in some cases, you may engage a third party appraiser to assist in this evaluation. You also review the current year`s cash flows of the market and the audience share ratings of the market compared to the year of the appraisals. Confirm to us that you test for impairment annually.

10. Non-cash Charge Related to Contract Obligations, page 64

5. We note that you recorded a non-cash charge of $16.4 million. We note that your new representation firm settled your obligations with the previous representation firm and you entered into a long term contract with them. The deferred amount related to this contract is included in other long term obligations and the non-cash charge will be amortized over the life of the new contract. Tell us if the non-cash charge recognized is related to the old contract obligations settled by your new representation firm. Also, tell us the nature and amount of deferred obligation.

11.  Income Taxes, page 64

6. We note that you recorded a tax benefit resulting from the reduction of the previously recorded valuation allowance against net deferred tax assets. Given that this is your first year of positive net income before income taxes tell us in more detail how you determined that the available positive evidence carried more weight than the historical negative evidence in concluding that it was more likely than not that certain of your deferred tax assets would be realized in the future. Tell us specifically how you determined a valuation allowance balance of $0.7 million was enough to sustain $122.4 million in deferred tax assets. In your response address your future income forecasts, future acquisitions and funding for those acquisitions.




*    *    *    *

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Please file your response letter on EDGAR.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact Inessa Berenbaum, Staff Accountant, at (202) 824-5288 or Dean Suehiro, Senior Staff Accountant, at (202) 942-
1894
if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 942-1990 with any other questions.

							Sincerely,



							Larry Spirgel
							Assistant Director



??

??

??

??

Mr. Randy Taylor
Citadel Broadcasting Corporation
April 13, 2005
Page 4



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE